Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BioCardia, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of BioCardia, Inc. (No. 333-215968) of our report dated March 30, 2017 with respect to the consolidated balance sheets of BioCardia, Inc. and subsidiary as of December 31, 2016 and 2015 and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2016, included in this annual report on Form 10-K of BioCardia, Inc. and subsidiary for the year ended December 31, 2016.

/s/ KPMG LLP

San Francisco, California
March 30, 2017